Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income/(loss) from continuing operations before income taxes and equity (income)/loss; (b) fixed charges, as defined below, (c) amortization of capitalized interest; and (d) distributions from equity method investees. From this total, we subtract capitalized interest.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized), which include the amortization of debt issuance costs and discounts or premiums relating to any indebtedness; and (b) that portion of rental expense that is representative of the interest factor (which is calculated as one-third of net operating lease expense).

Fiat Chrysler Automobiles N.V.
STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES
	Three months ended March 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	€ million
Earnings:
Income/(loss) before income taxes	186	1,176	1,015	1,524	1,932	706
Equity (income)/loss	(44)	(117)	(74)	(74)	(146)	(120)
Fixed charges	456	1,696	1,392	1,364	1,106	810
Amortization of capitalized interest	9	23	5	2	—	—
Distributions from Equity method investees	112	87	92	89	105	62
Capitalized interest	(84)	(256)	(230)	(189)	(63)	(3)
Earnings available for fixed charges	635	2,609	2,200	2,716	2,934	1,455

Fixed charges:
Interest expense	359	1,375	1,096	1,114	1,004	791
Capitalized interest	84	256	230	189	63	3
Estimated interest on operating leases	13	65	66	61	39	16
Total fixed charges	456	1,696	1,392	1,364	1,106	810
Ratio of earnings to fixed charges	1.39	1.54	1.58	1.99	2.65	1.80
Deficiency of earnings to cover fixed charges	N/A	N/A	N/A	N/A	N/A	N/A